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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                _______________

                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                                _______________

                       SAVANNAH FOODS & INDUSTRIES, INC.
                           (Name of Subject Company)
                                _______________

                          IHK MERGER SUB CORPORATION
                          IMPERIAL HOLLY CORPORATION
                                   (Bidders)
                                _______________

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE
                        (Title of Class of Securities)
                                _______________

                                  804795 10 2
                     (CUSIP Number of Class of Securities)
                                _______________

                            WILLIAM F. SCHWER, ESQ.
                          IMPERIAL HOLLY CORPORATION
                        ONE IMPERIAL SQUARE, SUITE 200
                               8016 HIGHWAY 90-A
                            SUGAR LAND, TEXAS 77478
                               (281) - 491-9181

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)

                                with a copy to:

                            ROBERT V. JEWELL, ESQ.
                            ANDREWS & KURTH L.L.P.
                             TEXAS COMMERCE TOWER
                            600 TRAVIS, SUITE 4200
                           HOUSTON, TEXAS 77002-3090
                                (713) 220-4200
                                _______________



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     This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender
Offer Statement on Schedule 14D-1, dated September 18, 1997 (the "Schedule 14D-1"), relating to the offer by IHK Merger Sub Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Imperial Holly Corporation, a Texas corporation ("Parent"), to purchase 14,397,836 outstanding shares (or such other amount of shares representing 50.1% of the outstanding common stock, par value $0.25 per share (the "Shares"), on a fully diluted basis on the date of purchase) of Savannah Foods & Industries, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), which were filed with the Schedule 14D-1 as Exhibits (a)(1) and
(a)(2), respectively.

ITEM 10--ADDITIONAL INFORMATION

     As the CUSIP number for the Company initially included on the cover page to the Schedule 14D-1 was incorrect, the cover page of the Schedule 14D-1 is amended to include the correct CUSIP Number of the Company (804795 10 2).

     The Offer to Purchase filed as Exhibit (a)(1) has been amended so that the first paragraph of Section 14 thereof reads as follows:

          "Notwithstanding any other provision of the Offer, the Purchaser will not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if
     (i) prior to the Expiration Date, the Target Shares Condition, the HSR Condition or the Financing Condition shall not have been satisfied or (ii) at any time on or after the date of the Merger Agreement, and prior to the Expiration Date, any of the following conditions shall have occurred and be continuing:"

ITEM 11--MATERIAL TO BE FILED AS EXHIBITS

     (a)(1)  Offer to Purchase, as amended.
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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 14, 1997


                                        IHK MERGER SUB CORPORATION

                                        By:  /s/ WILLIAM F. SCHWER
                                            ______________________________
                                        William F. Schwer
                                        Vice President and Secretary



                                        IMPERIAL HOLLY CORPORATION

                                        By: /s/ WILLIAM F. SCHWER
                                            ______________________________
                                            William F. Schwer
                                            Managing Director,
                                            Senior Vice President,
                                            General Counsel and Secretary

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                                 EXHIBIT INDEX


Exhibit                                     Exhibit Name
-------                                     ------------

 (a)(1)                 Offer to Purchase, dated September 18, 1997, as amended.